UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.4)*


                          IMPLANT SCIENCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45320R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 45320R108
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,582,017 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,582,017 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,582,017 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.69%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 45320R108
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Russell Smith

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,582,017 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,582,017 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,582,017 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.69%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 45320R108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,582,017 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,582,017 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,582,017 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.69%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

Item 1(a).  Name of Issuer: IMPLANT SCIENCE CORPORATION

Item 1(b).  Address of Issuer's Principal Executive Offices:
            107 Audubon Rd., #5  Wakefield, MA 01880

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

This Schedule 13G, as amended, is also filed on behalf of [Liquidator], PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of Laurus Master Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this
Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this
Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and LCM's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of Psource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I Ltd. and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., and Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation). Information related to each of Joint Official Liquidators, Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Class A Common Stock

Item 2(e).  CUSIP Number: 45320R108

Item 3.     Not Applicable

Item 4.     Ownership:

            (a) Amount Beneficially Owned: 1,582,017 shares of Common Stock*

            (b) Percent of Class: 9.69%*


            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 1,582,017 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,582,017 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
* Based on 15,424,195 shares of the common stock, par value $.10 per share (the "Shares") of Implant Sciences Corporation, a Massachusetts corporation (the "Company") outstanding as of November 12, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens U.S."), Valens Offshore SPV I, Ltd ("Valens Offshore")and PSource Structured Debt Limited ("PSource" and together with Valens U.S., Valens Offshore and the Fund, the "Investors"), held (i) a common stock purchase warrant (the "2005 Warrant #1") to acquire 250,000 Shares at an exercise price of $3.75, subject to certain adjustments, (ii) a common stock purchase warrant (the "2005 Warrant #2") to acquire 50,000 Shares, at an exercise price of $10.20, subject to certain adjustments, (iii) a common stock purchase warrant (the "2006 Warrant #1", and together with the 2005 Warrant #1 and the 2005 Warrant #2, the "First Tranche Warrants"), to acquire 150,000 Shares at an exercise price of $4.26, subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #2") to acquire 458,000 Shares at an exercise price of $2.50, subject to certain adjustments, and (v) 674,017 Shares. The First Tranche Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The 4.99 Issuance Limitation in the First Tranche Warrants may be waived by the Investors upon 75 days prior notice and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). The 9.99% Issuance Limitation may be waived by the holder upon at least 61 days notice, and shall become automatically null and void follow notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in the applicable instrument) or automatically upon receipt by the holder of a Notice of Redemption (as defined in the applicable instrument). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 12, 2010
                                               ---------------------------------
                                               Date


                                       Laurus Master Fund, Ltd. (in Liquidation)


                                       /s/ Russell Smith
                                       -----------------------------------------
                                       Russell Smith
                                       Joint Official Liquidator (for the
                                       account of Laurus Master Fund, Ltd. and
                                       with no personal liability)
                                       February 12, 2010

                                   APPENDIX A


A.    Name:                  Laurus Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

B.    Name:                  PSource Structured Debt Limited,
                             a closed ended company incorporated with limited
                             liability in Guernsey
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Guernsey

C.    Name:                  Valens U.S. SPV I, LLC
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

D.    Name:                  Valens Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

E.    Name:                  Valens Offshore SPV I, Ltd., an exempted company
                             incorporated with limited liability under the laws
                             of the Cayman Islands
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Cayman Islands

F.    Name:                  Eugene Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC
      Citizenship:           United States

G.    Name:                  David Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC
      Citizenship:           United States and Israel

H.    Name:                  Chris Johnson
      Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104

      Principal Occupation:  Managing Director, Johnson Smith Associates Ltd.
      Citizenship:           Cayman Islands


I.    Name:                  Russell Smith
      Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104

      Principal Occupation:  Director, Johnson Smith Associates Ltd.
      Citizenship:           Cayman Islands

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC

By: Laurus Capital Management,
Individually and as investment manager

/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 12, 2010


Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 12, 2010


/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 12, 2010


/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 12, 2010


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 12, 2010


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 12, 2010